Exhibit 2

EXECUTION COPY

FIRST AMENDMENT TO AMENDED AND RESTATED MEMBERSHIP INTEREST

PURCHASE AGREEMENT

This First Amendment to Amended and Restated Membership Interest Purchase Agreement (this “Amendment”), dated as of July 22, 2013 (the “Effective Date”), is entered into among Foundation Healthcare Affiliates, LLC, an Oklahoma limited liability company (“Seller”), TSH Acquisition, LLC, a Delaware limited liability company (“Buyer”), and Graymark Healthcare, Inc., an Oklahoma corporation (“Parent” and together with the Seller and Buyer, the “Parties”).

RECITALS

WHEREAS, Seller and Buyer entered into that certain Amended and Restated Membership Interest Purchase Agreement dated as of March 29, 2013 (the “Purchase Agreement”), pursuant to which Seller agreed to sell and Buyer agreed to purchase (i) all of the issued and outstanding membership interests (the “FSA Membership Interests”) in Foundation Surgery Affiliates, LLC, a Nevada limited liability company, and (ii) all of the issued and outstanding membership interests (together with the FSA Membership Interests, the “Membership Interests”) in Foundation Surgical Hospital Affiliates, LLC, a Nevada limited liability company, all as more particularly described in the Purchase Agreement.

WHEREAS, the Parties desire to amend the Purchase Agreement to update the Purchase Price Seller shall receive from Buyer in connection with the sale of the Membership Interests.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual rights and obligations hereunder, the Parties hereby agree as follows:

1.	Purchase Agreement. The Parties agree that the Purchase Agreement is in full force and effect. All capitalized terms used in, and not otherwise defined in, this Amendment shall have the meanings given them in the Purchase Agreement.

2.	Amendments to Article I.

(a)	The definition of the term “Parent Common Shares” in Article I is amended to read as follows:

““Parent Common Shares” means 114,500,000 shares of Parent Common Stock issued at Closing.”

(b)	The definition of “Post-Closing Tax Period” in Article I is amended to read as follows:

““Post-Closing Tax Period” means any taxable period beginning after the Tax Effective Date and, with respect to any taxable period beginning before and ending after the Tax Effective Date, the portion of such taxable period beginning after the Tax Effective Date.”

(c)	The definition of “Pre-Closing Tax Period” in Article I is amended to read as follows:

““Pre-Closing Tax Period” means any taxable period ending on or before the Tax Effective Date and, with respect to any taxable period beginning before and ending after the Tax Effective Date, the portion of such taxable period ending on and including the Tax Effective Date.”

(d)	A definition of the term “Amendment” is added in Article I to read as follows:

““Amendment” means the First Amendment to Amended and Restated Membership Interest Purchase Agreement, entered into by and among Buyer, Seller and Parent, dated as of July 22, 2013.”

(e)	A definition of the term “Note” is added in Article I to read as follows:

““Note” has the meaning set forth in Section 2.2(c).”

(f)	A definition of the term “Tax Effective Date” is added in Article I to read as follows:

““Tax Effective Date” means July 1, 2013.”

3.	Amendment to Section 2.2. Section 2.2 of the Purchase Agreement is deleted in its entirety and replaced with the following:

“Section 2.2 Purchase Price. The aggregate purchase price (the “Purchase Price”) for the Membership Interests and the Additional Purchased Assets shall be:

(a)	the Parent Common Shares;

(b)	the assumption of the Assumed Liabilities; and

(c)	a demand promissory note for the principal amount of two million US dollars ($2,000,000) (the “Note”) issued by Parent to Seller substantially in the form attached as Exhibit A to the Amendment.”

4.	Amendment to Section 2.4(a)(i). Section 2.4(a)(i) of the Purchase Agreement is deleted in its entirety and replaced with the following:

“(i) the Purchase Price, by delivery to Seller of a stock certificate registered in the name of Seller representing the Parent Common Shares and the Note executed by a duly authorized officer of Parent.”

5.	Amendment to Section 2.5. Section 2.5 of the Purchase Agreement is amended by adding the following sentence at the end of the existing Section 2.5:

“For tax and accounting purposes the Closing shall be deemed to be effective as of the Tax Effective Date.”

6.	Amendment to Section 6.1(b). Section 6.1(b) of the Purchase Agreement is deleted in its entirety and replaced with the following:

“(b) Without the prior written consent of Buyer, Seller (and, prior to the Closing, each Company, their Affiliates and their respective Representatives) shall not, to the extent it may affect, or relate to, any Company, make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction not in the ordinary course of business consistent with past practice that would have the effect of increasing the Tax liability or reducing any Tax asset of Buyer or a Company. Seller agrees that Buyer is to have no liability for any Tax resulting from any action of Seller, any Company, their respective Affiliates or any of their respective Representatives taken prior to the Tax Effective Date, and agrees to indemnify and hold harmless Buyer (and, after the Closing Date, each Company) against any such Tax or reduction of any Tax asset.”

7.	Amendment to Section 6.3. Section 6.3 of the Purchase Agreement is deleted in its entirety and replaced with the following:

“Section 6.3. Tax Indemnification. Seller shall indemnify each Company, Buyer, and each Buyer Indemnitee and hold them harmless from and against: (a) any Loss attributable to any breach of or inaccuracy in any representation or warranty made in Section 3.25; (b) any Loss attributable to any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation in Article VI; (c) all Taxes of the Seller or any Company for all Pre-Closing Tax Periods; (d) all Taxes required to be paid or withheld by the Seller or any Company for all Pre-Closing Tax Periods; (e) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor of the Company) is or was a member on or prior to the Tax Effective Date by reason of a liability under Treasury Regulation Section 1.1502-6 or any comparable provisions of foreign, state or local Law; and (f) any and all Taxes of any person imposed on a Company arising under the principles of transferee or successor liability or by contract, relating to an event or transaction occurring before the Tax Effective Date, in each of the above cases, together with any out-of-pocket fees and expenses (including attorneys’ and accountants’ fees) incurred in connection therewith. Seller shall reimburse Buyer for any Taxes of a Company that are the responsibility of Seller pursuant to this Section 6.3 within ten Business Days after payment of such Taxes by Buyer or the Company.

Parent shall indemnify Seller and each Seller Indemnitee and hold them harmless from and against (i) any Loss attributable to any breach of or inaccuracy in any representation or warranty made in Section 4.11, and (ii) any Loss attributable to any breach or violation of, or failure to fully perform, any covenant, agreement, undertaking or obligation in Article VI, in each case, together with any out-of-pocket fees and expenses (including attorneys’ and accountants’ fees) incurred in connection therewith.

8.	Ratification. Except as specifically amended herein, the Purchase Agreement shall remain in full force and effect, and is hereby ratified by the Parties. In the event that any terms of this Amendment shall conflict with the terms of the Purchase Agreement, the terms of this Amendment shall prevail. All references herein to the “Purchase Agreement” shall mean the Purchase Agreement as amended by this Amendment. This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed effective in all respects as of the Effective Date set forth above.

[SIGNATURES ON FOLLOWING PAGE]

FOUNDATION HEALTHCARE AFFILIATES, LLC

By:	/s/ Robert M. Byers
Name:	Robert M. Byers
Title:	President and Chief Operating Officer

GRAYMARK HEALTHCARE, INC.

By:	/s/ Stanton Nelson
Name:	Stanton Nelson
Title:	Chief Executive Officer

TSH ACQUISITION, LLC

By:	Graymark Healthcare, Inc.,
its Manager

By:	/s/ Stanton Nelson
Name:	Stanton Nelson
Title:	Chief Executive Officer

SIGNATURE PAGE TO FIRST AMENDMENT TO AMENDED AND RESTATED

MEMBERSHIP INTEREST PURCHASE AGREEMENT

EXHIBIT A

Promissory Note (Demand)

PROMISSORY NOTE (DEMAND)

$2,000,000.00	, 2013

1. Principal Amount. For Value Received, Graymark Healthcare, Inc., an Oklahoma corporation, (“Maker”), promises to pay to the order of Foundation Healthcare Affiliates, LLC (“Payee”), the principal amount of two million dollars ($2,000,000.00), payable at the times specified in paragraph 3 hereof.

2. Interest. Maker also promises to pay interest on the unpaid principal amount hereof from the date hereof until such unpaid principal amount is paid in full, at the per annum rate of seven percent, (7%), payable at the times specified in paragraph 3 hereof.

3. Payments. The principal balance shall be paid by Maker to Payee, on demand. Interest on the unpaid balance at the rate set forth above shall be paid monthly, commencing 30 days from the date hereof and continuing on the same day of each month thereafter until paid in full. All payments shall be payable in U. S. dollars and directed to Payee’s offices at 14000 N. Portland Ave., Suite 203, Oklahoma City, OK 73134, unless Maker is otherwise notified in writing by Payee.

4. Application of Payments. All payments made by Maker to Payee pursuant to this Note shall be applied first to accrued and unpaid interest and the balance, if any, to unpaid principal.

5. Post-Maturity Interest; Computation of Interest. Any amount of principal and/or interest hereof which is not paid when due, whether at stated maturity or by acceleration, shall bear interest from the date when due until said principal and/or interest amount is paid in full, at an interest rate of one and one-half per cent (1.5%) per month; provided however, that in no event shall the interest contracted for, charged, received, paid, or agreed to be paid to the holder hereof, exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to the holder hereof in excess of the maximum lawful amount, the interest payable to the holder hereof shall be reduced to the maximum amount permitted under applicable law, and if from any circumstance the holder hereof shall ever receive anything of value deemed interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive interest shall be applied to the reduction of the principal hereof and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal hereof, such excess shall be refunded to Maker. Interest shall be computed on the basis of a year of 360 days.

6. Default. At the option of Payee and upon demand, it shall be considered an event of default (“Event of Default”) if any of the following occurs and such Event of Default remains uncured ten (10) days following a notice of default given by Payee to Maker:

(i)	Maker shall fail to pay any sum due hereunder within ten (10) days of the date such sum is due and payable (whether at maturity, by acceleration or otherwise);

(ii)	Maker voluntarily liquidates;

(iii)	Maker pursuant to or within the meaning of Title 11, U.S. Code or any similar federal or state law for the relief of debtors: (a) commences a voluntary case or proceeding; (b) consents to the entry of an order for relief against it in an involuntary case or proceeding; (c) consents to the appointment of a custodian of it or for all or substantially all of its property; (d) makes a general assignment for the benefit of its creditors; or (e) generally is unable to pay its debts as they become due.

(iv)	A court of competent jurisdiction enters an order or decree (that remains unstayed and in effect for 30 days under any bankruptcy law that: (a) is for relief against Maker in an involuntary case or proceeding; (b) appoints a custodian of Maker or for all or substantially all of its property; or (c) orders the liquidation of Maker.

7. Remedies. After the occurrence of an Event of Default, this Note shall, at the option of Payee, become due and payable forthwith, without demand upon or further notice to the undersigned, and upon occurrence of any Event of Default or nonpayment of any amounts due hereunder, Payee shall have all of the rights and remedies provided under applicable law and in equity. Failure to exercise this option shall not constitute a waiver of the right to exercise the same at any other time.

8. Waiver. Maker hereby: (i) waives presentment, demand, protest and notice of dishonor; and (ii) agrees that its liability hereunder shall not be affected by any neglect or omission of Payee to exercise any remedies of set-off. Any failure by Payee to exercise any right hereunder shall not be construed as a waiver of the right to exercise the same or any other rights at any other time.

9. Transfer of Note. Payee may transfer this Note and assign its rights to any transferee and such transferee shall become vested with all the powers and rights herein and therein given to Payee. Thereafter, Payee shall be forever relieved and fully discharged from any liability or responsibility in connection with this Note.

10. Choice of Law; Venue. THIS NOTE, ITS SCHEDULES, RIDERS, ANCILLARY DOCUMENTS AND AMENDMENTS THERETO SHALL BE GOVERNED IN ALL RESPECTS BY THE LAWS OF THE STATE OF OKLAHOMA. IN ORDER TO INDUCE MAKER TO EXECUTE THIS NOTE, MAKER HEREBY AGREES THAT ALL ACTIONS OR PROCEEDINGS ARISING DIRECTLY OR INDIRECTLY FROM THIS NOTE SHALL BE LITIGATED ONLY IN COURTS (STATE OR FEDERAL) HAVING SITUS IN THE STATE OF OKLAHOMA AND THE COUNTY OF OKLAHOMA UNLESS PAYEE, IN ITS SOLE DISCRETION, WAIVES THIS PROVISION. MAKER HEREBY EXPRESSLY SUBMITS AND CONSENTS IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR PROCEEDING COMMENCED BY PAYEE IN ANY STATE OR FEDERAL COURT LOCATED WITHIN THE STATE OF OKLAHOMA. MAKER WAIVES ANY CLAIM THAT ANY ACTION INSTITUTED BY PAYEE HEREUNDER IS IN AN INCONVENIENT FORUM OR AN IMPROPER FORUM BASED ON LACK OF VENUE. TO THE EXTENT PERMITTED BY LAW, MAKER HEREBY WAIVES TRIAL BY JURY AND ANY RIGHT OF SETOFF OR COUNTERCLAIM IN ANY ACTION BETWEEN PAYEE AND MAKER.

11. Expenses of Enforcement. Maker promises to pay all costs and expenses, including reasonable attorneys’ fees incurred in the collection and enforcement of this Note.

12. Counterparts; Facsimile Execution. The Note may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, shall be deemed to be an original, and all of which, when taken together, shall constitute but one and the same Note. Delivery of an executed counterpart of this Note by facsimile shall be equally as effective as delivery of a manually executed counterpart. If Maker delivers an executed counterpart of this Note by facsimile, Maker shall also deliver a manually executed counterpart of the Note, but the failure to deliver a manually executed counterpart shall not affect the validity, enforceability, and binding effect of this Note.

IN WITNESS WHEREOF, Maker has executed and delivered this Note as of the date and year first above written.

Maker: GRAYMARK HEALTHCARE, INC.

By:
(signature of duly authorized representative)

Print Name: Stanton Nelson
Title: Chief Executive Officer